FOR IMMEDIATE RELEASE
January 21, 1997

                                               Media Contact:  Robert Fort
                                               (757) 629-2710

Norfolk Southern Amends Tender Offer to Purchase 9.9% of Conrail Shares

NORFOLK, VA -- Norfolk Southern Corporation (NYSE: NSC) today announced that a preliminary vote count by the independent inspector of election indicated that Conrail shareholders overwhelmingly defeated the Conrail management proposal to "opt-out" of the fair value provision of the Pennsylvania anti-takeover statute.

        "The vote represents a decisive declaration by Conrail's shareholders that Norfolk Southern's all-cash offer of $115 per share is the superior alternative for Conrail and its shareholders," said David R. Goode, Norfolk Southern's Chairman, President and Chief Executive Officer.

        Norfolk Southern also announced that, consistent with its previous pledge to Conrail shareholders, tomorrow it would amend its existing all-cash tender offer in order to buy 8.2 million Conrail shares (about 9.9% of the outstanding common shares), the approximate maximum number of shares that Norfolk Southern can buy without triggering Conrail's "poison pill." As amended, Norfolk Southern's offer will not be subject to termination of the merger agreement between Conrail and CSX and will not require any action by Conrail's Board of Directors. The 9.9% tender offer is expected to expire at midnight, New York City time, on Tuesday, February 4, 1997, unless extended.

        Norfolk Southern said it would promptly begin a second tender offer for all the remaining Conrail common shares and ESOP preferred shares at $115 per share after it completes the 9.9% offer.

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